Exhibit 4.4

CARDINAL HEALTH, INC.
DESCRIPTION OF SECURITIES
DESCRIPTION OF CLASS A COMMON SHARES

General
We are authorized to issue up to 750 million Class A common shares without par value (“common shares”). We are also authorized to issue up to 5 million Class B common shares, none of which are outstanding or reserved for issuance, and 500,000 non-voting preferred shares, none of which are outstanding or reserved for issuance.
The principal stock exchange on which our common shares is listed is the New York Stock Exchange under the symbol “CAH.” All outstanding common shares are validly issued, fully paid and nonassessable.
The following description of the terms of our common shares is not complete and is qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, as amended (the “Articles”), and our Restated Code of Regulations (the “Regulations”) both of are exhibits to our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.
Voting Rights
The holders of our common shares are entitled to one vote on all matters on which shareholders are entitled to vote.
Holders of Class B common shares (if any are issued in the future) would be entitled to one-fifth of one vote per share upon all matters on which shareholders are entitled to vote, and under certain circumstances, holders of Class B common shares would have a right to a separate class vote.
The Articles prohibit cumulative voting with regard to the election of directors.
Dividend and Liquidation Rights
Subject to the preferences applicable to any preferred stock outstanding at any time, each common share shall be entitled to participate equally in such dividends as may be declared by its board of directors out of funds legally available therefor or to participate equally in all distributions of assets upon liquidation.
Other Rights
The holders of our common shares have no preemptive rights and no rights to convert their common shares into any other securities, and our common shares are not subject to any redemption or sinking fund provisions.
Exclusive Forum Provision
The Regulations provide that, unless Cardinal Health consents in writing to the selection of an alternate forum, a state court located in Franklin County, Ohio (or if no state court in Franklin County, Ohio has jurisdiction, then the federal court for Franklin County, Ohio) will be the exclusive forum for derivative suits and certain other actions, including any action asserting a claim against Cardinal Health or any director, officer or other employee arising under Ohio corporation law, the Articles or the Regulations.
Anti-Takeover Protections

Some provisions of Ohio law, the Articles and the Regulations may have the effect of delaying, deferring or discouraging another party from acquiring control of Cardinal Health.
Articles of Incorporation and Code of Regulations
The Articles and Regulations:

•	authorize the board of directors to issue, at any time, nonvoting preferred shares, the terms of which may be determined by the board of directors;

•	do not authorize cumulative voting;

•	authorize the board of directors to amend, repeal, or adopt new regulations;

•
provide that only the chairman of the board of directors, the chief executive officer or the president, or a majority of the directors may call a special meeting of the shareholders, except that a special meeting must be called upon the request from at least 25% of the combined voting power of the outstanding shares entitled to vote at the meeting; and

•	provide an advanced written notice procedure with respect to shareholder proposals and shareholder nomination of candidates for election as directors.

Ohio Law
The following summarizes Chapter 1704 of the Ohio Revised Code which may have the effect of prohibiting, raising the costs of, or otherwise impeding, a change of control of Cardinal Health, whether by merger, consolidation or sale of assets or stock (by tender offer or otherwise), or by other methods. Chapter 1704 provides generally that any person who has beneficial ownership of 10% or more of a corporation’s voting stock (thereby being an “interested shareholder”) may not engage in a wide range of business combinations with the corporation for a period of three years following the date the person became an interested shareholder, unless the directors of the corporation have approved the transaction or the interested shareholder’s acquisition of shares of the corporation, in either case, prior to the date the interested shareholder became an interested shareholder of the corporation. After the three-year period, business combinations between the corporation and the interested shareholder are prohibited unless certain fair price provisions are complied with or the shareholders of the corporation approve the transaction by the affirmative vote of two-thirds of the voting power of the corporation, including at least a majority of the disinterested shareholders. These restrictions on interested shareholders do not apply under certain circumstances, including when a person becomes an “interested shareholder” only because a corporation has repurchased some of its voting stock.